No Act


13000722



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 2/18/13

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR - 7 2013
Washington, DC 20549

March 7, 2013

J. Victor Peterson
Lathrop & Gage LLP
vpeterson@lathropgage.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Re: Donegal Group Inc.
Incoming letter dated February 18, 2013

Dear Mr. Peterson:

This is in response to your letters dated February 18, 2013 and February 21, 2013 concerning the shareholder proposal that Gregory M. Shepard submitted to DGI. On February 15, 2013, we issued our response expressing our informal view that DGI could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John W. Kauffman
Duane Morris LLP
jwkauffman@duanemorris.com

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

155 N. WACKER, SUITE 3050
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

February 21, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Stockholder Proposal (the "2013 Proposal")
Submitted by Gregory M. Shepard (the "Proponent")

Supplemental Information / Reconsideration of February 15, 2013 No-Action Letter

Ladies and Gentlemen:

This letter is submitted on behalf of the Proponent to provide the Staff of the Division of Corporation Finance (the "Staff") with supplemental information in its pending reconsideration of its no-action letter dated February 15, 2013, in response to the request submitted by DGI on December 27, 2012 ("DGI's No-Action Request").

On pages 4 and 5 of our letter to the Staff dated January 4, 2013, we summarized several additional no-action letters in which the Staff did not grant no-action relief to companies wanting to exclude shareholder proposals recommending engagement of an investment bank to explore alternatives to enhance shareholder value, **including but not limited to a sale or merger** of the company: *First Franklin* (available February 22, 2006); *Allegheny Valley Bancorp* (available January 3, 2001); *Student Loan Corp.* (available March 18, 1999); *Temple-Inland Inc.* (available February 24, 1998); *Topps, Inc.* (available April 2, 1997); *MSB Bancorp, Inc.* (available February 20, 1996); and *Quaker Oats Co.* (available December 28, 1995).

As we noted in our letter to the Staff dated February 18, 2013, in the context of a proposal to engage an investment bank to explore alternatives to enhance shareholder value, the phrase "including but not limited to a sale or merger of the company" does not imply both extraordinary and ordinary transactions. Instead, as the proponent in *First Franklin* argued successfully, that phrase "means that the investment banking firm should be charged with investigating other types of comparable extraordinary transactions, such as a dissolution, share exchange or sale of all" corporate assets. "...[T]he phrase 'but not limited to' is intended to give the [investment banking] firm hired for that purpose **leeway to investigate transactions with the same effect as a merger or sale**, such as an asset sale of the entire business or a share exchange, if those extraordinary transactions would offer better tax treatment or some other advantage." (*First Franklin*, 2006 WL 452352 at *7, emphasis added.)

The Staff has stated that both a shareholder proposal and its supporting statement are relevant to its analysis of whether the proposal may be excluded under Rule 14a-8(i)(7).

- For example, the Staff's response in *PepsiCo, Inc.* (available March 3, 2011) concluded that a proposal could be excluded because "the proposal and supporting statement, when read together, focus primarily" on matters of ordinary business.

- Similarly, the Staff's response in *Fab Industries, Inc.* (available March 23, 2000) stated: "We are unable to concur in your view that Fab may exclude the proposal under Rule 14a-8(i)(7). We note in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary transactions."

The Proponent's Supporting Statement makes crystal clear that the 2013 Proposal relates only to an extraordinary transaction. The Supporting Statement discusses: "the Company merging or being sold"; "if the Company combined with another insurer"; "a merger or sale of the Company to another insurer"; "a merger or sale of the Company"; "financial institution consolidation"; and "seeking out opportunities to merge into a larger and more competitive insurer or find an opportunity for shareholders to sell their stock to a larger and more competitive insurer." Indeed, the 2013 Proposal's Supporting Statement does not discuss any sort of transaction other than a sale, merger, stock sale, or combination, all of which are extraordinary transactions requiring shareholder approval. Thus, the 2013 Proposal and its Supporting Statement, "when read together," plainly relate only to an extraordinary transaction and do not contemplate the consideration of any ordinary business transaction.

The Staff has long taken the position that companies may not exclude, on ordinary business grounds, shareholder proposals recommending that the company (or its board, or a board committee) retain an investment bank to explore the sale of the company.

- In *Fab Industries, Inc.* (available March 23, 2000), a proposal requesting that the company hire an investment bank for the sole purpose of exploring the sale of the entire company was not excludable, because it focused on "possible extraordinary business transactions."

- In *General Electric Co.* (available January 28, 2004), the Staff was unable to concur with the company's view that it could exclude a shareholder proposal recommending that it "hire an investment bank to explore the sale of the company."

- In *Capital Senior Living Corp.* (available March 23, 2007), the Staff rejected a no-action request with respect to the exclusion of a shareholder proposal recommending "that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation."

- Recently, in *Hampden Bancorp, Inc.* (available September 5, 2012), the Staff's view was that the company could not omit, from its proxy materials in reliance on rule 14a-8(i)(7), a shareholder proposal requesting the Board of Directors to "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." The Staff's response stated: "In arriving at this position, we note that the proposal focuses on an extraordinary business transaction."

In light of this Staff position, companies often do not even try to exclude shareholder proposals recommending that the company (or its board, or a board committee) retain an investment bank to explore the sale of the company.

- For example, in its Proxy Statement on Schedule 14A filed on March 10, 2009, Fifth Third Bancorp included a shareholder proposal requesting "that the Board of Directors immediately engage the services of an Investment Banking firm to actively seek a sale or merger of Fifth Third Bancorp on terms that will maximize share value for the shareholders."

- In its Proxy Statement on Schedule 14A filed on March 12, 2001, Huntington Bancshares, Inc. included a shareholder proposal requesting "that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance

> shareholder value including but not limited to a merger or outright sale of Huntington Bancshares Incorporated."

Please note that this shareholder proposal included in Huntington Bancshares' Proxy Statement not only recommended engaging an investment bank, but – as in both the 2013 Proposal and *First Franklin* – did so "to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale…." Yet Huntington Bancshares, perhaps aware of the Staff's position in *First Franklin*, did not request a no-action letter to exclude this proposal on ordinary business grounds under rule 14a-8(i)(7), but instead simply included the proposal in its proxy.

The Staff is currently considering a no-action request submitted by Analysts International Corporation on December 10, 2012, relating to the potential exclusion from the company's proxy materials of the following shareholder proposal, which – like the 2013 Proposal – follows the *First Franklin* proposal word-for-word:

> RESOLVED: That the shareholders of Analysts International Corporation (the "Company"), represented at the annual meeting in person and by proxy, hereby request that the Board of Directors of the Company immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the Company, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders.

It is not necessary for the Staff to decide in the same way whether to accept or reject DGI's No-Action Request and the no-action request from Analysts International, because (as discussed above) the Staff reads shareholder proposals together with their supporting statements in determining if proposals are excludable on ordinary business grounds under rule 14a-8(i)(7). Although the 2013 Proposal and the proposal submitted to Analysts International are virtually identical (because they both follow the wording of *First Franklin*), their supporting statements differ, which may or may not warrant different excludability determinations.

Nonetheless, the proposal submitted to Analysts International evidences that other shareholders, besides the Proponent, have relied on the Staff's no-action response in *First Franklin*. The Staff has not repudiated the position it took in *First Franklin*, as well as in the line of similar no-action letters cited above and summarized on pages 4 and 5 of our

January 4, 2013 letter to the Staff. Nor should the Staff change its position on this now, both because the Staff correctly recognized that the proposal in *First Franklin* related only to extraordinary transactions, and because repudiating *First Franklin* would cause confusion in the marketplace among both companies and proponents who have relied on this publicly stated position.

If the Staff is inclined, upon reconsideration, to uphold its no-action position, we respectfully request a telephone conference to discuss the matter prior to the issuance of the Staff's decision. If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP



J. Victor Peterson

Cc: John W. Kauffman, Duane Morris LLP, via email
Jeffrey D. Miller, Donegal Group Inc., via Federal Express

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

155 N. WACKER, SUITE 3050
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

February 18, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ted Yu, Esq.
Adam F. Turk, Esq.

Re: Request for Reconsideration

Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Stockholder Proposal (the "2013 Proposal")
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we respectfully request the Staff of the Division of Corporation Finance (the "Staff") to reconsider as expeditiously as possible its determination in its response letter dated February 15, 2013 that it will not recommend enforcement action if DGI excludes the 2013 Proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The previous guidance of the Staff has been, overwhelmingly, to deem resolutions to hire investment bankers as extraordinary transactions. For example, the Staff did not permit exclusion in the following no-action letters: *First Franklin Corporation* (available February 22, 2006); *Allegheny Valley Bancorp* (available January 3, 2001); *Student Loan Corp.* (available March 18, 1999); *Temple-Inland Inc.* (available February 24, 1998); *Topps, Inc.* (available April 2, 1997); *MSB Bancorp, Inc.* (available February 20, 1996); and *Quaker Oats Co.* (available December 28, 1995).

The 2013 Proposal follows word-for-word the shareholder proposal in *First Franklin*, which the Staff did not permit to be excluded. The Proponent followed the language of the *First Franklin* proposal on purpose, specifically to rely on guidance from the Staff in order to avoid exclusion under rule 14a-8(i)(7).

Moreover, the Staff has consistently found that shareholder proposals for boards of directors to effect mergers or sales of their companies relate to extraordinary transactions. The Proponent is clear in his supporting statement to the 2013 Proposal that he is talking about an extraordinary transaction: "Therefore, I believe that the greatest value to the shareholders will be realized through a merger or sale of the Company."

The Proponent's 2013 Proposal requests DGI's Board (1) to hire an investment banker and (2) to seek a sale or merger of DGI. Importantly, it is the investment banker, not DGI's Board, which would "evaluate alternatives that could enhance shareholder value, including, but not limited to, a merger or outright sale of DGI…."

In other words, the 2013 Proposal puts the analysis for maximizing shareholder value in the hands of investment bankers, not the Board. There is nothing ordinary about this, as the no-action letters cited above attest. The 2013 Proposal then directs the Board to cooperate with the investment banker by taking ***"all other steps necessary to actively seek a sale or merger of DGI."*** Thus, we respectfully submit that the 2013 Proposal does not request DGI's Board to undertake both extraordinary and non-extraordinary transactions.

The language "including but not limited to" was also at issue in *First Franklin*. However, it was clear to the Staff in *First Franklin*, and clear here, that this language is intended only to give the investment banker leeway to investigate transactions that have the same effect as a merger or acquisition – for instance, a share exchange, if better tax treatment would be available. There is no way anyone could read the 2013 Proposal coupled with Mr. Shepard's supporting statement and not think he is talking about an extraordinary transaction in the form of a merger or outright sale of DGI. In this regard, the *First Franklin* proponent's argument is on-point and cogent:

> The resolution and supporting statement both demonstrate unambiguously that the Proposal does not address ordinary business matters. The resolution requests that the Board of Directors engage an investment banking firm to evaluate alternatives such as merger or sale of the company and that the Board take all other steps necessary to actively seek a merger or sale. Reading the resolution as a whole, it is clear that the phrase "but not limited to" means that the investment banking firm should be charged with investigating other types of comparable extraordinary transactions, such as a dissolution, share exchange or sale of all of First Franklin's assets to a larger banking institution. As First Franklin alleges, the Proposal does address the "enhancement of

> shareholder value," but it does so **only** by requesting investigation of these extraordinary transactions.
>
> ...
>
> The Proposal addresses the need for investigating a sale or a merger with a larger banking institution, and the phrase "but not limited to" is intended to give the firm hired for that purpose leeway to investigate transactions with the same effect as a merger or sale, such as an asset sale of the entire business or a share exchange, if those extraordinary transactions would offer better tax treatment or some other advantage. (*First Franklin*, 2006 WL 452352 at *7.)

We do not understand the basis of the Staff's determination, **and we believe it will generate substantial confusion in the marketplace among companies and proponents.** Accordingly, we respectfully request that the Staff reconsider this determination or provide a further explanation of its basis.

The Proponent, Mr. Shepard, has been trying and waiting for two years to have his proposal brought before shareholders. He has over a $50 million investment in DGI. The DGI shareholders deserve a right to vote on this, and Mr. Shepard deserves the opportunity to have his 2013 Proposal included in the DGI proxy.

Please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com to discuss this matter at your earliest convenience.

Sincerely,

LATHROP & GAGE LLP



J. Victor Peterson

Cc: John W. Kauffman, Duane Morris LLP, via email
Jeffrey D. Miller, Donegal Group Inc., via Federal Express